Mail Stop 4-6


      April 18, 2005


Thomas E. Hogan
President and Chief Executive Officer
1301 South MoPac Expressway
Austin, Texas 78746

Re:	Vignette Corporation
  	Preliminary Schedule 14A filed on April 7, 2005
	File No. 0-25375

Dear Mr. Hogan:

      We have limited review of the above-referenced filing to matters concerning the reverse stock split and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal 3:  Reverse Stock Split
1. We note that you intend to address fractional shares by cashing them out using a transfer agent who will aggregate all fractional shares and sell them on the open market on behalf of the holders. Tell us whether you plan on registering this offer and sale. Alternatively, tell us whether you will rely on an exemption from registration or on a no action letter. Does the transaction satisfy the requirements of Rule 152(a), for example? If you will rely on an exemption from registration or on a no action letter, explain the basis for your belief that the exemption you will claim is available or the basis for your reliance on a no action letter.
2. Your disclosure in the Form 10-K for the period ended December
31,
2004 indicates that there were 1,307 holders of record of your common stock as of March 31, 2004. It appears that shareholders could be eliminated as a result of the reverse split. If shareholders are eliminated, disclose the minimum number of record shareholders that you expect to have following the reverse split.
3. We note that because the company does not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.
4. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

	Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 942-1861. If you need further assistance, you may contact me at 202-942-1800.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director




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Vignette Corporation
April 15, 2005
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